UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 3, 2018

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, April 3, 2018

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Securities Registry No. 306

Mr. Joaquín Cortez Huerta

President

Financial Market Commission

Present

               Ref.: Material Fact - Definitive Dividend
               Distribution Proposal

____________________________________________

Dear President:

In accordance with the provisions of Circular No. 660, dated October 22, 1986, of your Commission, and duly authorized, I hereby inform this Commission, as a Material Fact, that in Regular Meeting held on this date, the Board of Directors resolved to propose to the Ordinary Shareholders' Meeting, summoned for April 26, 2018, the distribution of Definitive Dividend No. 49, up to complete the 30% of net income for the year 2017, that is, the equivalent amount in Chilean pesos of USD 46,591,192.86 which means to distribute a dividend of USD 0,07683146734 per share, payable on Thursday, May 17, 2018, in its equivalent in Chilean pesos according to the exchange rate "observed", published in the Official Journal on the fifth business day prior to the distribution day, that is, on May 11, 2018. In the event that the dividend is approved in the terms proposed by the Board of Directors, will be entitled to receive the dividend the shareholders registered at the Shareholders' Registry at midnight on May 11, 2018

Yours sincerely,

Juan Carlos Menció

Vice President - Legal

LATAM Airlines Group S.A.

c.c.	Bolsa de Comercio	Santiago
	Bolsa de Corredores	Valparaíso
	Bolsa Electrónica de Chile	Santiago

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:April 3, 2018	LATAM AIRLINES GROUP S.A.

	By:	/s/ Juan Carlos Menció
	Name:	Juan Carlos Menció
	Title:	Vice President - Legal